January 30, 2006

Mail Stop 4561

Elizabeth A. Abdoo
Executive Vice President and General Counsel
Host Marriott Corporation
6903 Rockledge Drive, Suite 1500
Bethesda, MD 20817

      Re:	Host Marriott Corporation
		First Amendment to Registration Statement on Form S-4
      Filed January 18, 2006
		File No.  333-130249

      Annual Report on Form 10-K
		Filed March 1, 2005
      File No. 001-14625

      Starwood Hotels & Resorts Worldwide, Inc,
      Starwood Hotels & Resorts
      Annual Report on Form 10-K
      Filed March 4, 2005
      File No. 333-73069

Dear Ms. Abdoo:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      All page numbers refer to the marked courtesy copy that you provided to us.

Host Marriott Corporation Form S-4

General
1. We note your response to prior comment 1. Please include this information in the summary.
2. Please provide us with copies of any graphics or photographs that you intend to use as part of the proxy statement/prospectus.

Summary, page 1
3. Where relevant, please discuss in more detail changes in your brand mix and relative international weight as a result of the proposed transaction. We note that this kind of information was discussed in some detail in your November 14, 2005 conference call.

Consideration for the Transactions, page 2
4. On page 3, please describe in more detail the events that could trigger preferred purchase rights (i.e., what percentage of your outstanding shares must be subject to purchase by third parties).
Also, please describe briefly the preferred benefits.

Opinion of Host Financial Advisors..., page 3
5. We note your response to prior comment 16 and reissue that part of the comment seeking disclosure of the potential conflict of interest arising from the fact that neither of the advisors who have passed on the fairness of this transaction would receive a fee in the event the transaction were to be terminated. The recent decision of the Delaware Court of Chancery referred to by you does not appear to be relevant to this matter, in part because neither Host nor Starwood is a Delaware corporation.

Relationship of Host and Starwood Following..., page 9
6. Please revise to describe generally the length of these agreements, the transfer restrictions they entail, key payment terms
(including operating, license and incentive fees), and reserve terms
(including any short-term capital expenditure commitments beyond those normally contemplated). Also, please disclose, if true, that these agreements were structured to be comparable in terms to your management agreements with Marriott.



Selected Unaudited Pro Forma Financial Data, page 14
7. Please revise note 1 on page 15 to provide a more detailed description of the differences between the pro forma financials and the historical financials of Host and Starwood, presented on page
11
and 13.    In revising this disclosure, it may be helpful to
provide
individual notes explain the assumptions underlying apparent differences in revenue, assets and debt. Also, where you represent that Host does not intend to sell any of properties to be acquired to finance the acquisition, please describe your intention to sell joint venture interests in the European assets.

The Transactions, page 46
8. We note your response to prior comment 13. When available, please disclose the purchase price of each asset.
9. We note your response to prior comment 22. Please tell us where you describe the properties to be disposed by you in the like-kind exchange described briefly on page 48.

Recommendation of Host`s Board..., page 57
10. We note your response to prior comment 32 and continue to believe that specific financial projections shared with your investors, for instance in the course of your November 14, 2005 conference call, are relevant to a description of the factors considered by the board in making its recommendation. In this regard, please revise your discussion of the board`s recommendation, beginning on page 58, to include the following:

* that the acquired properties will be accretive to earnings on an annualized basis (including the estimated amount per share); and

* that the portfolio is being acquired for a multiple of 2006 EBITDA that represents a discount to your own (including quantification of the relevant estimates).
11. We note your response to prior comment 31. Where relevant, please explain briefly how you calculate total enterprise value.






Relationship of Host and Starwood Following..., page 113

FF&E and Capital Expenditures, page 114

12. We note your response to prior comment 58. For both the case of when the escrow funds are controlled by the lender as well as when the funds are recorded by the company as "furniture, fixtures and equipment reserve fund," clarify the following:

* how these amounts are recorded in the statement of operations and the balance sheet as the amounts are received from tenants and as the expenditures for furniture, fixtures and equipment are made and the basis for the accounting treatment;

* how amounts received in excess of expenditures are accounted for and the basis for that accounting treatment;

* whether the company has discretion on the amount of expenditures to be made with either the funds controlled by the lender or those received directly from tenants, and if so, how that affects the reporting of the amounts received in the statement of operations and the basis for the accounting treatment; and

* how the amounts received and expended are recorded in the statement of cash flows and the basis for that accounting treatment.

Growth Plan, page 115
13. Please identify hotels where the license may be at risk and explain why.

Material Federal Income Tax Considerations to Holders of Shares of Host Common Stock, page 120
14. Please disclose that you have received a tax opinion from counsel regarding your status as a REIT, identifying counsel.

Exhibits
15. We have reviewed your response to prior comment 68. Please advise us as to whether you anticipate executing definitive agreements prior to effectiveness. If not, please tell us why the commitment letters would not be considered material agreements.
16. Please confirm that you will file updated consents of Goldman Sachs and Bear Stearns with each amendment.

Host Marriott Corporation Form 10-K for the year ended December
31,
2004

Note 1. Summary of Significant Accounting Policies, pages 84-89

Property and equipment, pages 85-86

17. We have read and considered your response to comment 77 and request that this clarification of your accounting policy be included in future filings in your description of critical accounting policies and in the summary of significant accounting policies.

Starwood Hotels & Resorts Form 10-K for the year ended December
31,
2004

Note 2-Significant Accounting Policies, pages F-11-F-20

Assets Held for Sale, page F-12

18. We have read and considered your response to comment 79 and request that this clarification of your accounting policy be included in future filings in your description of critical accounting policies and in the summary of significant accounting policies.

Note 4. Gain (Loss) on Asset Disposition & Impairments, Net, page
F-
21

19. We note your response to comment 81. With respect to the $33 million net loss reported in continuing operations, please provide us with a detailed analysis explaining why the various components of this net loss did not qualify for discontinued operations treatment under paragraphs 41 & 42 of SFAS 144.

      As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Maulbeck at 202-551-3466 or Linda
Van
Doorn, Senior Assistant Chief Accountant, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Ossias at 202-551-3404 or me at 202-551-3694 with any other questions.

Sincerely,



Owen J. Pinkerton
Senior Counsel


cc:	Scott C. Herlihy (via facsimile)
	Latham & Watkins LLP























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Elizabeth A. Abdoo
Host Marriott Corporation
January 30, 2006
Page 1